NEWS RELEASE 09-08	MARCH 31, 2009

US$5M WORK-PROGRAM COMMENCES AT FRONTEER’S SANDMAN GOLD PROJECT

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) is pleased to announce that Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has commenced a US$5M work-program at the Sandman gold project in Nevada.

Two core drills and one reverse-circulation drill are currently active on the property, with approximately 30 holes completed to date in 2009. Newmont will fund and operate the work program pursuant to the Sandman Joint Venture Agreement.

The initial phase of this year’s program is focused on Sandman’s Southeast Pediment and Silica Ridge deposits and includes:

  Resource delineation and step-out drilling
  Strengthening understanding of the geology and controls on mineralization;
  Obtaining metallurgical samples for potential heap-leach testing;
  Assessing preliminary project economics; and
  Environmental baseline work.

“Among Fronteer’s gold portfolio, the Sandman work program is second only to Long Canyon in terms of project budget size. We are extremely pleased by the level of interest shown by Newmont at Sandman,” says Dr. Mark O’Dea, Fronteer President and CEO.

Sandman is located along the King River Rift structure, a regional feature that hosts multiple high-grade vein-related gold systems, including the Sleeper gold mine and the Goldbanks deposit. At Sandman, high-grade, gold mineralization occurs in multiple locations along a 16-kilometre trend, suggesting the potential for an underlying structural linkage that could expand the size and continuity of the mineralization at this project.

Sandman’s deposits are near-surface and potentially amenable to open-pit mining. Infrastructure surrounding Fronteer's Sandman project is considered excellent. The property is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of $14 million on exploration and development, making a commitment to fund and construct a mine, and completing a feasibility study. Total expenditures by Newmont since signing the option deal in June 2008 are $3.9 million.

Sandman is to be assessed through Newmont’s formal Stage Gate process, a disciplined, step-by-step, project evaluation system to move projects through the development pipeline.

Sandman, Long Canyon and Northumberland are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada. For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

A total of 37 holes were completed at Sandman during Newmont’s initial 2008 program. For a table of drill results, please click: http://www.fronteergroup.com/sites/fronteer_admin/SandmanDrillResults0908.pdf

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QAQC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 92.1% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.